SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D**

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                        Petroleum Heat and Power Co., Inc.
                               (Name of Issuer)

               Class A Common Stock, Par Value $ .10 Per Share
                        (Title of Class of Securities)

                                   716600309
                                (CUSIP Number)

                               W. Robert Cotham
            201 Main Street, Suite 2600, Fort Worth, Texas  76102
                                (817) 390-8400
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                March 1, 1995
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,085,023, which constitutes approximately 4.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 22,855,097 shares outstanding.

1.  Name of Reporting Person:

    The Airlie Group L.P.

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds:  WC

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):

                                                             /   /

6.  Citizenship or Place of Organization: Delaware

              7.   Sole Voting Power: 1,052,864 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 1,052,864 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    1,052,864

12. Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                             /   /

13. Percent of Class Represented by Amount in Row (11):  4.6%

14. Type of Reporting Person: PN


    (1) Power is exercised through its sole general partner, EBD L.P.

1.  Name of Reporting Person:

    EBD L.P.

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds: Not Applicable

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):

                                                             /   /

6.  Citizenship or Place of Organization: Delaware

              7.   Sole Voting Power: 1,052,864 (1)(2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 1,052,864 (1)(2)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    1,052,864 (2)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:

                                                             /   /

13. Percent of Class Represented by Amount in Row (11):  4.6%

14. Type of Reporting Person: PN


(1) Power is exercised through its two general partners, TMT-FW, Inc. and Dort A. Cameron III.
(2) Solely in its capacity as the sole general partner of The Airlie Group L.P.

1.  Name of Reporting Person:

    Dort A. Cameron III

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds: PF

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):

                                                             /   /

6. Citizenship or Place of Organization: Dort A. Cameron III is a citizen of the United States of America

              7.   Sole Voting Power:7,159
Number of
Shares
Beneficially  8.   Shared Voting Power: 1,052,864 (1)
Owned By
Each
Reporting     9.   Sole Dispositive Power: 7,159
Person
With
              10.  Shared Dispositive Power: 1,052,864 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    1,060,023 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:

                                                             /   /

13. Percent of Class Represented by Amount in Row (11):  4.7

14. Type of Reporting Person:  IN


(1) Solely in his capacity as one of two general partners of EBD L.P. which is the sole general partner of The Airlie Group, L.P. with respect to 1,052,864 shares.

1.  Name of Reporting Person:

    TMT-FW, Inc.

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds: Not Applicable

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):

                                                             /   /

6.  Citizenship or Place of Organization: Texas

             7.    Sole Voting Power:  -0-
Number of
Shares
Beneficially 8.    Shared Voting Power:  1,052,864 (1)(2)
Owned By
Each
Reporting    9.    Sole Dispositive Power: -0-
Person
With
             10.   Shared Dispositive Power: 1,052,864 (1)(2)

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    1,052,864 (2)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                             /   /


13. Percent of Class Represented by Amount in Row (11):  4.6%

14. Type of Reporting Person: CO


(1) Power is exercised through its President, Thomas M. Taylor.
(2) Solely in its capacity as one of two general partners of EBD L.P., which is the sole generl partner of The Airlie Group, L.P.

1.  Name of Reporting Person:

    Thomas M. Taylor

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds:  Not Applicable

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):

                                                             /   /

6. Citizenship or Place of Organization: Thomas M. Taylor is a citizen of the United States of America

              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 1,052,864 (1)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With               10.  Shared Dispositive Power: 1,052,864 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    1,052,864 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                             /   /

13. Percent of Class Represented by Amount in Row (11):  4.6%

14. Type of Reporting Person:  IN


(1) Solely in his capacity as President and sole shareholder of TMT-FW, Inc., which is one of two generla partners of EBD, L.P., which is the sole general partner of The Airlie Group, L.P.

1.  Name of Reporting Person:

    Lee M. Bass

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds: PF

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):

                                                             /   /

6. Citizenship or Place of Organization: Lee M. Bass is a citizen of the United States of America

              7.   Sole Voting Power:  8,300
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power:  8,300
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    8,300

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:

                                                             /   /

13. Percent of Class Represented by Amount in Row (11):<0.1%

14. Type of Reporting Person:    IN

1.  Name of Reporting Person:

    Sid R. Bass Management Trust

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds:   00 - Trust Funds

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):

                                                             /   /

6.  Citizenship or Place of Organization:  Texas

              7.   Sole Voting Power: 8,300 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 8,300 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    8,300 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                             /   /

13. Percent of Class Represented by Amount in Row (11):<0.1%

14. Type of Reporting Person:  00-Trust


(1) Power is exercised through one of its trustees and its sole trustor, Sid R. Bass

1.  Name of Reporting Person:

    Sid R. Bass

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /
3.  SEC Use Only

4.  Source of Funds:  Not Applicable

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):

                                                             /   /

6.  Citizenship or Place of Organization:
    Sid R. Bass is a citizen of the United States of America

              7.   Sole Voting Power: 8,300 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 8,300 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    8,300 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:

                                                             /   /

13. Percent of Class Represented by Amount in Row (11):<0.1%

14. Type of Reporting Person: IN


(1) Solely in his capacity as a trustee of Sid R. Bass Management Trust and by virtue of his power to revoke same.

1.  Name of Reporting Person:

    The Bass Management Trust

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                      (b) / X /

3.  SEC Use Only

4.  Source of Funds:   00 - Trust Funds

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):

                                                             /   /

6.  Citizenship or Place of Organization:  Texas

              7.   Sole Voting Power: 8,400 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power:  8,400 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    8,400 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                             /   /

13. Percent of Class Represented by Amount in Row (11):<0.1%

14. Type of Reporting Person:   00--Trust


    (1) Power is exercised through its sole trustee, Perry R. Bass.

1.  Name of Reporting Person:

    Perry R. Bass

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds: Not Applicable

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):

                                                             /   /

6.  Citizenship or Place of Organization:

    Perry R. Bass is a citizen of the United States of America

              7.   Sole Voting Power:  8,400 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power:  8,400 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    8,400 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                             /
/

13. Percent of Class Represented by Amount in Row (11):<0.1%

14. Type of Reporting Person:  IN


(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust

1.  Name of Reporting Person:

    Nancy L. Bass

2.  Check the Appropriate Box if a Member of a Group:

                     (a) /   /


                     (b) / X /

3.  SEC Use Only

4.  Source of Funds: Not Applicable

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):

                                                             /   /

6.  Citizenship or Place of Organization:

    Nancy L. Bass is a citizen of the United States of America

              7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power:  -0-
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    8,400 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                             /   /

13. Percent of Class Represented by Amount in Row (11):<0.1%

14. Type of Reporting Person:  IN


(1) Solely in her capacity as one of two trustors of The Bass Management Trust

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 8, 1993 (the "Schedule 13D"), relating to the Class A Common Stock, par value $.10 per share, of Petroleum Heat and Power Co. Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing includes a composite of all paper filings to date made by the Reporting Persons (as hereinafter defined) on Schedule 13D with respect to such securities.

Item 1. Security and Issuer.

    This statement relates to the Class A Common Stock, par value $0.10 per share (the "Stock"), of Petroleum Heat and Power Co., Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2187 Atlantic Street, Stamford, Connecticut, 06902.

Item 2. Identity and Background.

    Paragraphs (a) - (c) of Item 2 hereby are amended and restated in their entireties to read as follows:

    (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of The Airlie Group L.P., a Delaware limited partnership ("TAG"), EBD L.P., a Delaware limited partnership ("EBD"), Dort
A. Cameron III ("DAC"), TMT-FW, Inc., a Texas corporation ("TMT-FW"), Thomas M. Taylor ("TMT"), Lee M. Bass ("LMB"), Sid R. Bass Management Trust ("SRBMT"), Sid R. Bass ("SRB"), The Bass Management Trust ("BMT"), Perry
R. Bass ("PRB") and Nancy L. Bass ("NLB"). TAG, EBD, DAC, TMT-FW, TMT, LMB, SRBMT, SRB, BMT, PRB and NLB are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

    (b) - (c)

    TAG

    TAG is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of TAG, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to EBD, the sole general partner of TAG, is set forth below.

    EBD

    EBD is a Delaware limited partnership, the principal business of which is serving as the sole general partner of TAG. The principal business address of EBD, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, information with respect to DAC and TMT-FW, the two general partners of EBD, is set forth below.

    DAC

    DAC's business address is 115 East Putnam Avenue, Greenwich,
Connecticut 06830 and his present principal occupation or employment at such address is serving as one of two general partners of EBD.

    TMT-FW

    TMT-FW is a Texas corporation, the principal business of which is serving as one of two general partners of EBD. The principal business address of TMT-FW, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TMT-FW are as follows:

                   RESIDENCE OR            PRINCIPAL OCCUPATION
    NAME          BUSINESS ADDRESS             OR EMPLOYMENT

Thomas M. Taylor  201 Main Street          President of Thomas
                  Suite 3200                 M. Taylor & Co.
                  Fort Worth, Texas 76102    ("Taylor & Co.")

W. R. Cotham      201 Main Street          Vice President/
                  Suite 2600                 Controller of
                  Fort Worth, Texas 76102    Bass Enterprises
                                             Production Co.
                                             ("BEPCO")

    Taylor & Co. is a Texas corporation, the principal business of which is the rendering of investment consulting services to third parties. The principal business address of Taylor & Co., which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

    BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

    TMT

    See answers above.

    LMB

    LMB's prinicpal occupation or employment is serving as President of Lee M. Bass, Inc. ("LMB, Inc."). LMB"s business address is 201 Main Street, Auite 2700, Fort Worth, Texas 76102.

    LMB, Inc. is a Texas corporation, the principal businesses of which are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants (through various partnerships), farming, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.


    SRBMT

    SRBMT is a revocable trust existing under the laws of the State of Texas. the address of SRBMT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to the Schedule 13D of the Act, information with respect to the one of its Trustees, LMB, is set forth above. Information with respect to its other Trustees, SRB and PRB, is set forth below.

    SRB

    SRB's business address is 201 Main Street, Suite 2700. Fort Worth, Texas, 76102, and his present principal occupation or employment at such address is serving as President of Sid R. Bass, Inc. ("SRB, Inc.")

    SRB, Inc. is a Texas corporation, the principal businesses of which are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants (through various partnerships), farming, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

    BMT

    BMT is a revocable grantor trust established pursuant to the Texas Trust Act. The pricnipal business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. PRB is on of the Trustors and the sole Trustee of BMT.

    PRB

    PRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Perry R. Bass, Inc.

    PRB, Inc. is a Texas corporation, the principal business of which is ranching and the exploration for and production of hydrocarbons. The principal business addres of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

    NLB

    NLB's residence address is 45 Westover Road, Fort Worth Texas 76107, and she is not presently employed. NLB is the other Trustor of BMT.

    (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the entities or person identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.      Source and Amount of Funds or Other Consideration.

    Item 3 hereby is amended and restated in its entirety to read as follows:

    The source and amount of funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON       SOURCE OF FUNDS     AMOUNT OF FUNDS

TAG                    Working Capital (1) $9,576,154.36 (2)

EBD                    Not Applicable      Not Applicable

DAC                    Personal Funds (3)  $55,530.00(4)

TMT-FW                 Not Applicable      Not Applicable

TMT                    Not Applicable      Not Applicable

LMB                    Personal Funds (3)  $62,250.00

SRBMT                  Trust Funds (5)     $62,250.00

SRB                    Not Applicable      Not Applicable

BMT                    Trust Funds (5)     $63,000.00

PRB                    Not Applicable      Not Applicable

NLB                    Not Applicable      Not Applicable

    (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such businesses in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

    (2) This sum includes $6,973,954.36 expended by TAG to purchase shares of the Issuer's Class B Common Stock ("Class B Stock"). On July 29, 1992, TAG exchanged all of its shares of Class B Stock for shares of the Stock pursuant to the Issuer's exchange offer. Since such date, TAG has expended an additional $2,606,200.00 to acquire the Stock.

    (3) As used herein, "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

    (4) This sum reflects the amount expended by DAC to purchase shares of the Issuer's Class B Common Stock ("Class B Stock"). On November 13, 1992, DAC exchanged all of his shares of Class B Stock for shares of the Stock pursuant to the Issuer's exchange offer.

    (5) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4. Purpose of Transaction.

    The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may in the future have discussions with management, other shareholders of the Issuer and other persons regarding maximizing long-term shareholder value.

    Depending on market conditions and other factors that each Reporting Person may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire.

    Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer.

    Paragraphs (a) - (c) of Item 5 hereby are amended and restated in their entireties to read as follows:

    (a)

    TAG

    The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,052,864, which constitutes approximately 4.6% of the outstanding shares of the Stock.

    EBD

    Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,052,864 shares of the Stock, which constitutes approximately 4.6% of the outstanding shares of the Stock.

    DAC

    Because of his position as one of two general partners of EBD, and because of his individual ownership of 7,159 shares of the Stock, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,060,023 shares of the Stock, which constitutes approximately 4.7% of the outstanding shares of the Stock.

    TMT-FW

    Because of its position as one of two general partners of EBD, TMT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,052,864 shares of the Stock, which constitutes approximately 4.6% of the outstanding shares of the Stock.

    TMT

    In his capacity as President and sole director of TMT-FW, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,052,864 shares of the Stock, which constitutes approximately 4.6% of the outstanding shares of the Stock.

    LMB

    The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 8,300, which constitutes less than 0.1% of the outstanding shares of the Stock.

    SRBMT

    The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 8,300, which constitutes less than 0.1% of the outstanding shares of the Stock.

    SRB

    Because of his position as a Trustee and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,300 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

    BMT

    The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 8,400, which constitutes less than 0.1% of the outstanding shares of the Stock.

    PRB

    Because of his positions as Trustee and a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,400 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

    NLB

    Because of her position as a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,400 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

    (b)

    TAG

    Acting through its sole general partner, TAG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,052,864 shares of the Stock.

    EBD

    In its capacity as the sole general partner of TAG, and acting through its general partners, EBD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,052,864 shares of the Stock.

    DAC

    In his capacity as one of two general partners of EBD, DAC has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,052,864 shares of the Stock. DAC has sole power to vote or directthe vote and to dispose or to directthe dispositionof 7,159 shares of the Stock.

    TMT-FW

    In its capacity as one of two general partners of EBD, and acting through its President and sole director, TMT-FW has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,052,864 shares of the Stock.

    TMT

    In his capacity as the President and sole director of TMT-FW, TMT has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,052,864 shares of the Stock.

    LMB

    LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,300 shares of the Stock.

    SRBMT

    Acting through one of its Trustees and its sole Trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,300 shares of the Stock.

    SRB

    Because of his position as a Trustee of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,300 shares of the Stock.

    BMT

    Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,400 shares of the Stock.

    PRB

    In his capacity as the Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,400 shares of the Stock.

    NLB

    NLB has no power to vote or to direct the vote or to dispose of or to direct the disposition of any shares of the Stock.

    (c) None of the Reporting Persons has effected any transactions in shares of the Stock during the past sixty (60) days.

    (d) No persons other than the Reporting Persons have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.

    Paragraph (e) of Item 5 hereby is amended and restated in its entirety to read as follows:

    (e) As a result of an increase in the outstanding shares of the Stock as reported by the Issuer in its most recently filed Annual Report on Form 10-K, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of the Stock as of March 1, 1995.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

    Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(l)(iii).

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

    Dated:  March 20, 1995

                                 /s/ W. R. Cotham
                                 W. R. Cotham

                                 Attorney-in-Fact for:
                                   DORT A. CAMERON III (1)
                                   THOMAS M. TAYLOR (2)
                                   LEE M. BASS(3)
                                   SID R. BASS MANAGEMENT TRUST(4)
                                   SID R. BASS (5)
                                   THE BASS MANAGEMENT TRUST(6)
                                   PERRY R. BASS(7)
                                   NANCY L. BASS(8)

                                 Vice President of TMT-FW, INC.


                                 THE AIRLIE GROUP L.P.,
                                 a Delaware limited partnership

                                 By: EBD L.P.,
                                     a Delaware limited partnership,
                                     General Partner

                                   By: TMT-FW, INC.,
                                       a Texas corporation,
                                       General Partner

                                     By: /s/ W. R. Cotham
                                         W. R. Cotham,
                                         Vice President


                                 EBD L.P.,
                                 a Delaware limited partnership

                                 By: TMT-FW, INC.,
                                     a Texas corporation,
                                     General Partner


                                    By: /s/ W. R. Cotham
                                        W. R. Cotham,
                                        Vice President


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Dort A. Cameron III, previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(8) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the
                Securities and Exchange Commission.

                                EXHIBIT INDEX

Exhibit                      Description

   99.1 Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith